UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
 (Amendment No. )*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Verde Clean Fuels, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

923372106
(CUSIP Number)

Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary
Diamondback Energy, Inc.
515 Central Park Drive, Suite 500
Oklahoma City, Oklahoma 73105
(405) 463-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923372106		13D

1		NAME OF REPORTING PERSONS Diamondback Energy, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,000,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 21.4% (1)
14		TYPE OF REPORTING PERSON* CO, HC

(1) Based on 9,358,620 shares of Class A Common Stock of Verde Clean Fuels, Inc. (the “Issuer”) outstanding as of February 15, 2023, following the completion of the Issuer’s Business Combination (as defined in Item 4 below), as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2023.

CUSIP No. 923372106		13D

1		NAME OF REPORTING PERSONS Diamondback E&P LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,000,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 21.4% (1)
14		TYPE OF REPORTING PERSON* OO

(1) Based on 9,358,620 shares of Class A Common Stock of the Issuer outstanding as of February 15, 2023, following the completion of the Issuer’s Business Combination (as defined in Item 4 below), as reported in the Issuer’s Form 8-K filed with the SEC on February 21, 2023.

CUSIP No. 923372106		13D

1		NAME OF REPORTING PERSONS Cottonmouth Ventures LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,000,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 21.4% (1)
14		TYPE OF REPORTING PERSON* OO

(1) Based on 9,358,620 shares of Class A Common Stock of the Issuer outstanding as of February 15, 2023, following the completion of the Issuer’s Business Combination (as defined in Item 4 below), as reported in the Issuer’s Form 8-K filed with the SEC on February 21, 2023.

SCHEDULE 13D
Item 1.	Security and Issuer
This Statement is being filed with respect to Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Verde Clean Fuels, Inc. (the “Issuer”).
The address of the principal executive offices of the Issuer is:
Issuer:	Verde Clean Fuels, Inc. 600 Travis Street, Suite 5050 Houston, TX 77002
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2.	Identity and Background
(a) This Statement is filed by Diamondback Energy, Inc. (“Diamondback”), a Delaware corporation, Diamondback E&P LLC (“Diamondback E&P”), a Delaware limited liability company, and Cottonmouth Ventures LLC (“Cottonmouth,” and collectively with Diamondback and Diamondback E&P, the “Reporting Persons”), a Delaware limited liability company.  The Reporting Persons beneficially own approximately 21.4% of the shares of the Issuer’s outstanding Class A Common Stock based on the number of shares of Class A Common Stock outstanding as of February 15, 2023.
All disclosures herein with respect to the Reporting Persons is made by such Reporting Persons.  Any disclosures herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to such party.
(b) The address of the principal business and principal office of the Reporting Persons is c/o Diamondback Energy, Inc., 500 West Texas, Suite 100, Midland, Texas 79701.
(c) Diamondback is a publicly traded holding company operating through its wholly-owned subsidiary, Diamondback E&P.  Diamondback E&P is a wholly-owned subsidiary of Diamondback and is in the business of the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas.  Cottonmouth is a wholly-owned subsidiary of Diamondback E&P and is in the business of investing in and owning assets relating to the energy transition.
The name and present principal occupation of each director and executive officer of Diamondback (collectively, the “Listed Persons”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.  None of the Listed Persons individually beneficially owns any securities of the Issuer.

(d) During the last five years, none of the Reporting Persons have been and, to the Reporting Persons’ knowledge, none of the Listed Persons have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been and, to the Reporting Persons’ knowledge, none of the Listed Persons have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Diamondback is a Delaware corporation.  Diamondback E&P is a Delaware limited liability company.  Cottonmouth is a Delaware limited liability company.  All Listed Persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
The information in Item 4 is incorporated herein by reference.
Item 4.	Purpose of the Transaction
Private Placement Purchase
The Issuer (formerly, CENAQ Energy Corp. (“CENAQ”)), entered into that certain Business Combination Agreement, dated as of August 12, 2022 (as amended, the “Business Combination Agreement”), by and among CENAQ, Verde Clean Fuels OpCo, LLC, a wholly owned subsidiary of CENAQ (“OpCo”), Bluescape Clean Fuels Holdings, LLC, Bluescape Clean Fuels Intermediate Holdings, LLC, and, solely with respect to Section 6.18 thereto, CENAQ Sponsor LLC.  On February 15, 2023, the transactions contemplated by the Business Combination Agreement (such transactions, collectively, the “Business Combination”) closed.
In connection with the Business Combination, on February 13, 2023, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with Cottonmouth, pursuant to which Cottonmouth agreed to purchase, and the Issuer agreed to sell to Cottonmouth, an aggregate of 2,000,000 shares of Class A Common Stock for a purchase price of $10.00 per share, or an aggregate purchase price of $20,000,000, in a private placement (the “Private Placement Purchase”). The closing of the Private Placement Purchase was contingent upon the concurrent consummation of the Business Combination. The Private Placement Purchase closed on February 15, 2023, concurrently with the closing of the Business Combination. Cottonmouth used working capital to fund its acquisition of the 2,000,000 shares of Class A Common Stock.
Pursuant to the Subscription Agreement, the Issuer agreed to use commercially reasonable efforts to submit to or file with the Securities and Exchange Commission (“SEC”), within 30 calendar days after consummation of the Business Combination (at the Issuer’s sole cost and expense), a registration statement registering the resale of the shares of Class A Common Stock purchased in the Private Placement Purchase, and the Issuer agreed to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) ninety (90) calendar days (or one hundred twenty (120) calendar days if the SEC notifies the Issuer that it will review the registration statement) following the closing of the Business Combination and (ii) the tenth (10th) business day after the SEC notifies the Issuer that the registration statement will not be reviewed or will not be subject to further review.
The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the form of Subscription Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.
The acquisition of the shares of Class A Common Stock pursuant to the Private Placement Purchase was for investment purposes.  The Reporting Persons at any time and from time to time may acquire additional shares of Class A Common Stock, either in the open market or in private transactions, or dispose of any or all of the shares of Class A Common Stock it owns, in each case depending upon an ongoing evaluation of the investment in the shares of Class A Common Stock, the Reporting Persons’ business, prospects and financial condition, the market for the shares of Class A Common Stock, general economic and prevailing market conditions, future developments and/or other factors.
Other than as described in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a)-(b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 9,358,620 shares of Class A Common Stock of the Issuer outstanding as of February 15, 2023, following the completion of the Business Combination, as reported in the Issuer’s Form 8-K filed with the SEC on February 21, 2023.
 (c) The information in Item 4 is incorporated herein by reference.  Except as otherwise described herein, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the shares of the Class A Common Stock during the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 4 above is incorporated herein by reference.
Equity Participation Right Agreement
In connection with the Subscription Agreement, the Issuer and OpCo entered into an Equity Participation Right Agreement (the “Participation Right Agreement”) with Cottonmouth, pursuant to which, among other things, the Issuer and OpCo will grant Cottonmouth the right to participate between 50% to 65% in the ownership of certain future project facilities of the Issuer on the terms and conditions described therein through December 31, 2043. In addition, the Participation Right Agreement allows the Issuer and OpCo to participate in certain future project facilities brought forth by Cottonmouth on the terms and conditions described therein. Additionally, the Issuer has granted certain contractual preemptive rights to Cottonmouth relating to the sale of equity securities in the Issuer for a period of five years.
The foregoing description of the Participation Right Agreement is qualified in its entirety by reference to the full text of the Participation Right Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit A	Executive Officers and Directors of Diamondback Energy, Inc. (filed herewith).

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 14, 2023).

Exhibit 99.3
Equity Participation Right Agreement, dated as of February 13, 2023, by and among CENAQ Energy Corp., Verde Clean Fuels OpCo, LLC and Cottonmouth Ventures LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 14, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  March 1, 2023
Diamondback Energy, Inc.
By:	/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary

Diamondback E&P LLC
By: Diamondback Energy, Inc., its sole member
By:	/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary

Cottonmouth Ventures LLC
By: Diamondback E&P LLC, its sole member
By:	/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary

Exhibit A
Executive Officers and Directors of Diamondback Energy, Inc.
Name	Citizenship	Principal Occupation
Travis D. Stice	United States	Chief Executive Officer and Chairman of the Board
Kaes Van’t Hof	United States	President and Chief Financial Officer
Daniel N. Wesson	United States	Executive Vice President and Chief Operating Officer
Matt Zmigrosky	United States	Executive Vice President, General Counsel and Secretary
Teresa L. Dick	United States	Executive Vice President, Chief Accounting Officer and Assistant Secretary
Vincent K. Brooks	United States	Director
Michael P. Cross	United States	Director
David L. Houston	United States	Director
Rebecca A. Klein	United States	Director
Stephanie K. Mains	United States	Director
Mark L. Plaumann	United States	Director
Melanie M. Trent	United States	Director
Frank D. Tsuru	United States	Director
Steven E. West	United States	Director

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Verde Clean Fuels, Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date:  March 1, 2023
Diamondback Energy, Inc.
By:	/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary

Diamondback E&P LLC
By: Diamondback Energy, Inc., its sole member
By:	/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary

Cottonmouth Ventures LLC
By: Diamondback E&P LLC, its sole member
By:	/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary